

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2011

Jonathan W. Trutter
Chief Executive Officer
Deerfield Capital Corp.
6250 North River Road, 9th Floor
Rosemont, Illinois 60018

Re: Deerfield Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 17, 2011
File No. 1-32551

Dear Mr. Trutter:

We have reviewed your preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1.   Please revise to disclose any material non-public information shared by the two entities during due diligence that is not currently included within this document. This would include any forecasts or projections that crossed from one side to the other. We note the disclosure on page 43 that Natixis reviewed financial projections prepared by the respective managements of CIFC and the company.

2.   Please provide the staff with copies of the board books, presentations, or any similar materials provided to the board of directors or the special committee by Natixis Securities or TM Capital in connection with the transaction.

3.   Each material item and material change to shareholder rights should be a separate item for shareholder consideration. Accordingly please unbundle Proposals No. 1 and No. 2. Please refer to Rules 14a-4(a)(3) and 14a-4(b)(1). Also, please clarify why the company is seeking shareholder approval for the agreement between the company, CIFC and Bounty and the impact of a failure to approve this measure.

Questions and Answers about the Meeting, page 1

4.   Revise this section to include a question and answer, or revise one of the existing question and answers, to discuss the cash component of the merger consideration, including a discussion of the potential value of the management fees on the transferred CDO trusts that Deerfield must pay to CIFC.

Questions and Answers about the Meeting and Voting
Why is the Company Engaging in the Transaction?, page 4

5.   Please provide more specific support, including quantified disclosure, for the conclusion that the transactions are "very compelling."

Summary Term Sheet
The Companies, page 9

6.   In order to provide a more balanced view of the two companies, please disclose the annual losses of both companies during the past two fiscal years.

Interest of Certain Persons in the Merger, page 13

7.   Please revise to clarify the Rothschild Compensation Agreement. Disclose what Mr. Rothschild is being compensated for and how the agreement is related to the current transactions.

Risk Factors, page 15

8.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks that relate to this transaction. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Background of the Proposed Merger, page 29

9.   Please revise to describe the negotiation of the principal terms of the merger, particularly price, with greater specificity.

Reasons for the Transactions, page 38

10.   Please revise to quantify such matters as "the expected significant increase in AUM and management fee income" and "the economies of scale" that are expected to "permit the Company to reduce its expenses relative to the size of its asset base."

Recommendation of the Special Committee and the Board, page 39

11.   Revise this section to discuss the impact upon the Board's decision and the determination of the special committee of the cash payments called for by the merger agreement and the fact that CIFC retains rights to cash flows from a number of their CLO vehicles.

Fairness Opinions

12.   Revise either this section, or the discussion of management's and the board's recommendation to the shareholders to discuss how TM Capital, Natixis or the board determined that an estimate of an annual increase in AUM of $750 million is reasonable, particularly considering the current transaction levels in the securitization marketplace. Please indicate if TM Capital, or any other advisor, evaluated the combined company under scenario's where AUM growth is less pronounced. If such an evaluation was not performed, please revise the discussion of the board's considerations to identify the reason that the board did not consider the value of the combined company in the event that growth is less pronounced.

Opinion of Natixis Securities, page 42

13.   Revise the discussion of the EBITDA and cash flow analysis to explain the basis for the assumptions Natixis mentions on page 45. Also, please indicate how the cash payments to CIFC required by the merger agreements and related transactions impacted the valuation. Make similar revisions to the discussion of the discounted cash flow model.

14.   Revise the disclosure on page 50 to disclose the amounts paid to Natixis by Bounty and Columbus Nova during the preceding 2 years.

15.   Revise this section to discuss the impact of the cash payment to CIFC and the required cash flow payments of certain CLO's transferred by CIFC upon the overall valuation and on the cash flow analysis.

Effect of the Merger on Existing Stockholders, page 59

16.   Please provide fuller background disclosure regarding the Convertible Notes and the PIK
        interest and explain, for example, under what circumstances and for what business
        reasons the company might elect to pay PIK interest on the notes and how that payment
        and the date of the conversion of the notes to common shares would impact the
        conversion of the notes and the resulting number of Conversion Shares.

Merger Consideration, page 71

17.   Either in this section, or in another appropriate portion of this document, please discuss
        the potential value of the incentive fees that Deerfield must pay to CIFC on the CLO's
        transferred as part of the merger. Consider explaining the contractual amounts, and
        recent payments and the impact of delinquencies and other matters on the actual of these
        payments.

Exhibits
Fairness Opinions

18.   We note that each fairness opinion states that it is directed solely to the board of
        directors, or similar language. Opinions may be limited as to purpose but not as to
        person. Please obtain revised opinions that delete this language or any language
        suggesting that shareholders may not rely on them.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202)
551-3419 with other questions.

Sincerely,

Christian Windsor
Senior Counsel